UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
   --------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                                         Vancouver, B.C. V6E 2K3
                                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                                 Fax (604) 687-6267
Traded on AMEX symbol: MFN                          website: www.minefinders.com
--------------------------------------------------------------------------------


                             N E W S   R E L E A S E

                                                                  August 9, 2004

    Minefinders reports increased Measured and Indicated Resource at Dolores

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to announce the results of updated resource calculations for its 100% owned Dolores project, in Chihuahua, Mexico. Recent infill drilling at Dolores has accomplished its primary objective by increasing the measured and indicated resources by 10% to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 gpt cutoff). An additional 700,000 ounces of gold and 24.3 million ounces of silver are still classified as an inferred resource within the current block model. Importantly, the overall percentage of measured and indicated resources has been increased and now represents 94% to 98% of the in-pit resource ounces, and 80% of global resource ounces. This constitutes a critical step for the open pit mine plan being developed for the final feasibility study, as the pit will be generated based on pit shells constructed solely on measured and indicated resource material.

Two resource tabulations are presented on the accompanying tables. Table 1 is the global resource, separately presented as "Measured and Indicated" (M&I) and "Inferred" resources. Table 2 shows the same resource categories for material contained within the M&I Pit 30 shell, a Lerchs-Grossman pit shell (optimized for $308 gold and $4.84 silver) created using Whittle mine modeling software. Pit shells optimized for higher gold and silver prices would encompass additional resources contained in the global M&I resource shown on Table 1. This pit shell is a non-engineered pit shell based on the measured and indicated resource model and the best available current data on pit slope angles, mining and operating costs, and recoveries. This base data will be modified for the purposes of the final mine design, as additional data are collected and engineering designs are optimized.

During the 2nd Quarter of 2004, Minefinders' board of directors received a comprehensive update on the Dolores feasibility study from its engineering team and an estimated date for its completion in the 4th Quarter of 2004. Originally, Minefinders had intended to release interim feasibility results and financial models for the Dolores project in the spring of 2004, but management determined that to do so would, for regulatory reasons, further delay the release of the final feasibility study. The Company expects to complete the final feasibility study in sufficient time to qualify for mine financing and initiate mine construction in 2005.

The engineering team is now concluding a mine design that optimizes financial returns at gold prices of $300 to $350 an ounce and silver prices of $5 to $5.50 an ounce. Management feels that this range of commodities prices will yield an operating mine with a good balance of risk management, with significant positive exposure to higher metals prices. To date, the Company has completed most of the necessary work (infill and condemnation drilling, process metallurgy, geotechnical surveys, environmental surveys, social surveys, resource and mine modeling and detailed engineering) to generate accurate cost assessments, generate optimized pit shells, scaling of process plant and infrastructure, mine equipment lists, etc., to qualify for a bankable level feasibility study.

Condemnation drilling at Dolores is underway and Minefinders geologists will be targeting several peripheral zones of surface mineralization as part of the mine site condemnation drilling program. Construction of the new north-south mine access road commenced in July and is expected to be completed this fall.


About Minefinders

Minefinders is a highly successful precious metals exploration company with its advanced Dolores gold and silver deposit and several ongoing exploration projects in Sonora, Mexico. The Company is presently working on completing a feasibility study on the Dolores deposit and conducting exploration drill programs on its other prospects. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer



For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

TABLE 1.  Resource Tabulation:  Global Resource Block Model

--------------------------------------------------------------------------------------------------------------------

Global     Resource

MEASURED + INDICATED
--------------------------------------------------------------------------------------------------------------------

     Cutoff         TONNAGE     Grade            Gold    Grade               Silver       *Aueq60           *Aueq60

    *Eq Gpt      T (1000's)    gpt Au       Au Ounces   gpt Ag            Ag Ounces     gpt grade           oz Aueq
--------------------------------------------------------------------------------------------------------------------

        5.0           3,608     6.181         716,967    218.3           25,318,740         9.091         1,054,551

        4.0           5,301     5.070         864,104    190.4           32,455,969         7.610         1,296,850

        3.0           8,701     3.910       1,093,949    155.1           43,378,232         5.978         1,672,326

        2.0          16,829     2.735       1,479,785    114.5           61,934,510         4.261         2,305,578

        1.5          25,482     2.149       1,760,165     94.1           77,082,404         3.403         2,787,931

        1.0          37,474     1.695       2,041,855     76.1           91,743,757         2.710         3,265,105

        0.9          40,393     1.613       2,094,297     72.8           94,485,974         2.583         3,354,110

        0.8          44,088     1.519       2,153,427     68.9           97,605,575         2.437         3,454,835

        0.7          49,108     1.408       2,223,165     64.2          101,408,326         2.265         3,575,276

        0.6          56,185     1.278       2,307,845     58.7          106,089,514         2.061         3,722,372

        0.5          66,013     1.133       2,405,456     52.6          111,726,169         1.835         3,895,139

        0.4          79,449     0.985       2,514,950     46.2          118,058,228         1.601         4,089,060

        0.3          93,603     0.866       2,605,091     41.0          123,250,140         1.412         4,248,426
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

Global        Resource

INFERRED
--------------------------------------------------------------------------------------------------------------------

        Cutoff         TONNAGE    Grade            Gold    Grade              Silver       *Aueq60          *Aueq60

       *Eq Gpt      T (1000's)   gpt Au       Au Ounces   gpt Ag           Ag Ounces     gpt grade          oz Aueq
--------------------------------------------------------------------------------------------------------------------


           5.0             692    7.815         173,871    103.7           2,308,247         9.198          204,648

           4.0           1,013    6.339         206,465    101.3           3,298,292         7.689          250,442

           3.0           1,667    4.812         257,888     90.8           4,865,580         6.023          322,762

           2.0           3,419    3.203         352,147     72.2           7,934,923         4.166          457,946

           1.5           5,728    2.390         440,173     59.6          10,985,089         3.185          586,641

           1.0           9,067    1.799         524,516     50.0          14,573,554         2.466          718,830

           0.9           9,950    1.689         540,426     48.1          15,398,301         2.331          745,737

           0.8          10,976    1.576         556,257     46.2          16,309,082         2.192          773,711

           0.7          12,481    1.440         577,784     43.4          17,401,329         2.018          809,802

           0.6          14,682    1.283         605,736     39.7          18,742,171         1.812          855,632

           0.5          17,951    1.107         638,956     35.6          20,557,393         1.582          913,054

           0.4          22,042    0.951         673,911     31.6          22,365,791         1.372          972,122

           0.3          27,528    0.801         708,944     27.5          24,342,529         1.168        1,033,511
--------------------------------------------------------------------------------------------------------------------

*(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

TABLE 2.  Resource Tabulation:  In-Pit (M&I pit shell 30) Resource

--------------------------------------------------------------------------------------------------------------------

Measured + Indicated Resource

Indicated Pit 30


--------------------------------------------------------------------------------------------------------------------

    Cutoff       TONNAGE   Grade              Gold     Grade               Silver       *Aueq60             *Aueq60

    *EqGpt    T (1000's)  gpt Au         Au Ounces    gpt Ag            Ag Ounces     gpt grade             oz Aueq
--------------------------------------------------------------------------------------------------------------------



       5.0         3,071   6.035           595,830     226.9           22,403,192         9.061             894,539

       4.0         4,422   4.982           708,194     200.1           28,440,435         7.649           1,087,399

       3.0         7,111   3.865           883,571     164.4           37,578,137         6.056           1,384,613

       2.0        13,495   2.703         1,172,541     122.7           53,237,339         4.339           1,882,373

       1.5        20,304   2.114         1,379,933     101.3           66,151,173         3.465           2,261,949

       1.0        29,180   1.682         1,577,906      83.0           77,868,922         2.789           2,616,158

       0.9        31,293   1.605         1,614,405      79.5           79,961,507         2.664           2,680,559

       0.8        33,922   1.517         1,654,279      75.5           82,347,983         2.524           2,752,252

       0.7        37,515   1.410         1,701,170      70.7           85,299,319         2.353           2,838,495

       0.6        42,471   1.287         1,756,683      65.1           88,869,578         2.154           2,941,610

       0.5        49,556   1.144         1,823,231      58.5           93,224,419         1.925           3,066,223

       0.4        58,842   1.001         1,893,820      51.8           97,976,639         1.692           3,200,176

       0.3        68,396   0.887         1,951,307      46.3          101,746,332         1.504           3,307,925
--------------------------------------------------------------------------------------------------------------------

*(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

                  State the full name and address of the principal office in Canada of the reporting issuer:

                  Minefinders Corporation Ltd. (the "Company")
                  2288 - 1177 West Hastings Street
                  Vancouver, BC  V6E 2K3

Item 2.  Date of Material Change

                  August 9, 2004

Item 3.  News Release

                  The Press Release dated August 9, 2004 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange (the "Exchange").

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company announced results of updated resource calculations for its 100% owned Dolores project, in Chihuahua, Mexico. Recent infill drilling at Dolores has accomplished its primary objective by increasing the measured and indicated resources by 10% to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 gpt cutoff). An additional 700,000 ounces of gold and 24.3 million ounces of silver are still classified as an inferred resource within the current block model. Importantly, the overall percentage of measured and indicated resources has been increased and now represents 94% to 98% of the in-pit resource ounces, and 80% of global resource ounces. This constitutes a critical step for the open pit mine plan being developed for the final feasibility study, as the pit will be generated based on pit shells constructed solely on measured and indicated resource material.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Mark Bailey
                  President and Director
                  604.687.6263

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 9th day of August, 2004.

                                                    MINEFINDERS CORPORATION LTD.

                                                    Per:

                                                    "Paul C. MacNeill"
                                                    ----------------------------
                                                    Paul C. MacNeill
                                                    Director

                                  SCHEDULE "A"


MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                                         Vancouver, B.C. V6E 2K3
                                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                                 Fax (604) 687-6267
Traded on AMEX symbol: MFN                          website: www.minefinders.com
--------------------------------------------------------------------------------


                             N E W S   R E L E A S E

                                                                  August 9, 2004

    Minefinders reports increased Measured and Indicated Resource at Dolores

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to announce the results of updated resource calculations for its 100% owned Dolores project, in Chihuahua, Mexico. Recent infill drilling at Dolores has accomplished its primary objective by increasing the measured and indicated resources by 10% to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 gpt cutoff). An additional 700,000 ounces of gold and 24.3 million ounces of silver are still classified as an inferred resource within the current block model. Importantly, the overall percentage of measured and indicated resources has been increased and now represents 94% to 98% of the in-pit resource ounces, and 80% of global resource ounces. This constitutes a critical step for the open pit mine plan being developed for the final feasibility study, as the pit will be generated based on pit shells constructed solely on measured and indicated resource material.

Two resource tabulations are presented on the accompanying tables. Table 1 is the global resource, separately presented as "Measured and Indicated" (M&I) and "Inferred" resources. Table 2 shows the same resource categories for material contained within the M&I Pit 30 shell, a Lerchs-Grossman pit shell (optimized for $308 gold and $4.84 silver) created using Whittle mine modeling software. Pit shells optimized for higher gold and silver prices would encompass additional resources contained in the global M&I resource shown on Table 1. This pit shell is a non-engineered pit shell based on the measured and indicated resource model and the best available current data on pit slope angles, mining and operating costs, and recoveries. This base data will be modified for the purposes of the final mine design, as additional data are collected and engineering designs are optimized.

During the 2nd Quarter of 2004, Minefinders' board of directors received a comprehensive update on the Dolores feasibility study from its engineering team and an estimated date for its completion in the 4th Quarter of 2004. Originally, Minefinders had intended to release interim feasibility results and financial models for the Dolores project in the spring of 2004, but management determined that to do so would, for regulatory reasons, further delay the release of the final feasibility study. The Company expects to complete the final feasibility study in sufficient time to qualify for mine financing and initiate mine construction in 2005.

The engineering team is now concluding a mine design that optimizes financial returns at gold prices of $300 to $350 an ounce and silver prices of $5 to $5.50 an ounce. Management feels that this range of commodities prices will yield an operating mine with a good balance of risk management, with significant positive exposure to higher metals prices. To date, the Company has completed most of the necessary work (infill and condemnation drilling, process metallurgy, geotechnical surveys, environmental surveys, social surveys, resource and mine modeling and detailed engineering) to generate accurate cost assessments, generate optimized pit shells, scaling of process plant and infrastructure, mine equipment lists, etc., to qualify for a bankable level feasibility study.

Condemnation drilling at Dolores is underway and Minefinders geologists will be targeting several peripheral zones of surface mineralization as part of the mine site condemnation drilling program. Construction of the new north-south mine access road commenced in July and is expected to be completed this fall.


About Minefinders

Minefinders is a highly successful precious metals exploration company with its advanced Dolores gold and silver deposit and several ongoing exploration projects in Sonora, Mexico. The Company is presently working on completing a feasibility study on the Dolores deposit and conducting exploration drill programs on its other prospects. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer



For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

TABLE 1.  Resource Tabulation:  Global Resource Block Model

--------------------------------------------------------------------------------------------------------------------

Global     Resource

MEASURED + INDICATED
--------------------------------------------------------------------------------------------------------------------

     Cutoff         TONNAGE     Grade            Gold    Grade               Silver       *Aueq60           *Aueq60

    *Eq Gpt      T (1000's)    gpt Au       Au Ounces   gpt Ag            Ag Ounces     gpt grade           oz Aueq
--------------------------------------------------------------------------------------------------------------------

        5.0           3,608     6.181         716,967    218.3           25,318,740         9.091         1,054,551

        4.0           5,301     5.070         864,104    190.4           32,455,969         7.610         1,296,850

        3.0           8,701     3.910       1,093,949    155.1           43,378,232         5.978         1,672,326

        2.0          16,829     2.735       1,479,785    114.5           61,934,510         4.261         2,305,578

        1.5          25,482     2.149       1,760,165     94.1           77,082,404         3.403         2,787,931

        1.0          37,474     1.695       2,041,855     76.1           91,743,757         2.710         3,265,105

        0.9          40,393     1.613       2,094,297     72.8           94,485,974         2.583         3,354,110

        0.8          44,088     1.519       2,153,427     68.9           97,605,575         2.437         3,454,835

        0.7          49,108     1.408       2,223,165     64.2          101,408,326         2.265         3,575,276

        0.6          56,185     1.278       2,307,845     58.7          106,089,514         2.061         3,722,372

        0.5          66,013     1.133       2,405,456     52.6          111,726,169         1.835         3,895,139

        0.4          79,449     0.985       2,514,950     46.2          118,058,228         1.601         4,089,060

        0.3          93,603     0.866       2,605,091     41.0          123,250,140         1.412         4,248,426
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

Global        Resource

INFERRED
--------------------------------------------------------------------------------------------------------------------

        Cutoff         TONNAGE    Grade            Gold    Grade              Silver       *Aueq60          *Aueq60

       *Eq Gpt      T (1000's)   gpt Au       Au Ounces   gpt Ag           Ag Ounces     gpt grade          oz Aueq
--------------------------------------------------------------------------------------------------------------------


           5.0             692    7.815         173,871    103.7           2,308,247         9.198          204,648

           4.0           1,013    6.339         206,465    101.3           3,298,292         7.689          250,442

           3.0           1,667    4.812         257,888     90.8           4,865,580         6.023          322,762

           2.0           3,419    3.203         352,147     72.2           7,934,923         4.166          457,946

           1.5           5,728    2.390         440,173     59.6          10,985,089         3.185          586,641

           1.0           9,067    1.799         524,516     50.0          14,573,554         2.466          718,830

           0.9           9,950    1.689         540,426     48.1          15,398,301         2.331          745,737

           0.8          10,976    1.576         556,257     46.2          16,309,082         2.192          773,711

           0.7          12,481    1.440         577,784     43.4          17,401,329         2.018          809,802

           0.6          14,682    1.283         605,736     39.7          18,742,171         1.812          855,632

           0.5          17,951    1.107         638,956     35.6          20,557,393         1.582          913,054

           0.4          22,042    0.951         673,911     31.6          22,365,791         1.372          972,122

           0.3          27,528    0.801         708,944     27.5          24,342,529         1.168        1,033,511
--------------------------------------------------------------------------------------------------------------------

*(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

TABLE 2.  Resource Tabulation:  In-Pit (M&I pit shell 30) Resource

--------------------------------------------------------------------------------------------------------------------

Measured + Indicated Resource

Indicated Pit 30


--------------------------------------------------------------------------------------------------------------------

    Cutoff       TONNAGE   Grade              Gold     Grade               Silver       *Aueq60             *Aueq60

    *EqGpt    T (1000's)  gpt Au         Au Ounces    gpt Ag            Ag Ounces     gpt grade             oz Aueq
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       5.0         3,071   6.035           595,830     226.9           22,403,192         9.061             894,539

       4.0         4,422   4.982           708,194     200.1           28,440,435         7.649           1,087,399

       3.0         7,111   3.865           883,571     164.4           37,578,137         6.056           1,384,613

       2.0        13,495   2.703         1,172,541     122.7           53,237,339         4.339           1,882,373

       1.5        20,304   2.114         1,379,933     101.3           66,151,173         3.465           2,261,949

       1.0        29,180   1.682         1,577,906      83.0           77,868,922         2.789           2,616,158

       0.9        31,293   1.605         1,614,405      79.5           79,961,507         2.664           2,680,559

       0.8        33,922   1.517         1,654,279      75.5           82,347,983         2.524           2,752,252

       0.7        37,515   1.410         1,701,170      70.7           85,299,319         2.353           2,838,495

       0.6        42,471   1.287         1,756,683      65.1           88,869,578         2.154           2,941,610

       0.5        49,556   1.144         1,823,231      58.5           93,224,419         1.925           3,066,223

       0.4        58,842   1.001         1,893,820      51.8           97,976,639         1.692           3,200,176

       0.3        68,396   0.887         1,951,307      46.3          101,746,332         1.504           3,307,925
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

*(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    MINEFINDERS CORPORATION LTD.
                                                    (Registrant)


Date   August 10, 2004
      ----------------
                                            By:     /s/  Paul C. MacNeill
                                                    ----------------------------
                                                    Paul C. MacNeill
                                                    Director